Exhibit 19.1
Insider Trading Policy

A. General Insider Trading Policy Applicable to All Employees. While in possession of material information about the Company that is not public and could affect the trading price of its securities no employee shall: purchase or sell Costco securities; or tip a third party concerning that information. No employee shall trade in the securities of another company if the employee possesses material non-public information about it learned in the course of the employee’s duties for Costco. This policy also applies to the Company’s directors.

B. Additional Terms Applicable to Directors, Officers and Certain Covered Employees.  During blackout periods, these individuals are not allowed to trade in the Company’s securities (including derivatives), including (without limitation) purchasing or selling Costco stock, engaging in transactions concerning exchange traded options, exercising options, or choosing to switch funds in or out of an investment in Costco stock held in a 401(k) Plan, or make new investment directions concerning the employee stock purchase plan. The pre-set blackout periods are associated with the Company’s announcements of sales and earnings results. In addition, directors and Section 16 officers may not engage in any transaction (including gifts and other transfers) involving Costco stock without first obtaining written pre-clearance of the transaction from the Company’s General Counsel, Chief Financial Officer, or Finance Vice President in advance of the proposed transaction.